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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED AUG 27 2015 Washington DC 189

*

SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Avenue, Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Deutsch (314) 727-9075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 City Place Drive, Suite 900	St. Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Deutsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

8-24-15

ANDREW FREDERICK
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: May 31, 2019
Commission Number: 15635811

Notary Public

Signature

President and Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

JUNE 30, 2015

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Moore & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Smith, Moore & Co. (a Missouri corporation, the "Company") as of June 30, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Smith, Moore & Co.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Smith, Moore & Co as of June 30, 2015, in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

BROWN SMITH WALLACE, L.L.C.
St. Louis, Missouri
August 18, 2015

SMITH, MOORE & CO.

Statement of Financial Condition

June 30, 2015

ASSETS	
Cash	$ 2,871,876
Income receivable	1,231,348
Receivables from clearing organizations	627,291
Deposits with clearing organizations	520,000
Securities owned, at fair value:	
State and municipal government obligations	308,846
Other assets	277,833
Property and equipment, net of accumulated depreciation and amortization of $487,849	197,642
TOTAL ASSETS	**$ 6,034,836**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to clearing organizations	$ 307,540
Accounts payable, accrued expenses, and other liabilities	1,348,919
Deferred revenue and accrued clearing fees	2,838,361
TOTAL LIABILITIES	**4,494,820**
Stockholders' Equity	
Common stock: $1 par value; authorized 100,000 shares; 21,205 shares issued and outstanding	21,205
Additional paid-in capital	1,878,417
Accumulated deficit	(359,606)
TOTAL STOCKHOLDERS' EQUITY	**1,540,016**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 6,034,836**

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and investment advisor with the Securities Exchange Commission ("SEC") and a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has branch offices located in Missouri, Illinois, and Kansas with registered financial advisors servicing individual and corporate clients primarily in the Midwest. The Company earns commissions associated with the sale of securities, mutual funds shares, revenues from principal transactions and fees related to managed account services.

The Company contracts with RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC"), to maintain custody of client assets and to clear client transactions on a fully disclosed basis.

Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") which requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events through the date of issuance, and concluded that no further activity has occurred that would require recognition or disclosure.

Fair Value

A substantial amount of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

Securities Owned

Securities owned consist of state and municipal government bonds which the Company classifies as trading securities. These securities are bought and held principally as inventory for the purpose of selling in the short term.

Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. The resulting differences between cost and estimated fair value are reflected in current period earnings and included in the accompanying statement of income as applicable. Fair values are generally based on prices from independent sources such as listed market prices or broker or dealer price quotations.

Property and Equipment

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line methods over estimated useful lives of three to seven years. Leasehold improvements are amortized based on the term of the lease agreement or the economic useful life of the improvement, whichever is less. When assets are retired or disposed of, the cost and accumulated depreciation or amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Income Taxes

The Company files its corporate income tax returns using a December 31st year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Note 2 – Concentration of Credit Risk

The Company's cash is deposited with a highly creditworthy financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At June 30, 2015, the Company had approximately $2,800,000 in excess of FDIC insured limits.

Note 3 - Deposits with Clearing Organizations

The Company has non-interest bearing deposits with various clearing organizations.

The Company is contractually obligated to maintain a deposit account at RBC. As designated by the terms of the agreement, the deposit account will, at all times, contain cash, qualified securities, or both, having a fair market value of at least $200,000. At June 30, 2015, this deposit was $200,000.

Pursuant to applicable Federal Reserve regulations, the Company also maintains a deposit with RBC relative to proprietary trading which covers securities purchased or sold short within the firm's inventory accounts. At June 30, 2015, this deposit was $300,000.

Note 4 - Securities Owned and Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques

include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned consist of level 2 trading and investment securities, at market value, as follows at June 30, 2015:

State and municipal government obligations	$308,846

There were no transfers between Level 1 and Level 2 during the year.

These positions are offset by a corresponding loan obligation payable to RBC in the amount of $307,540 which is included in payables to clearing organizations in the accompanying statement of financial condition.

Note 5 - Property and Equipment

Property and equipment consists of the following at June 30, 2015:

Computers and office equipment	$ 284,990
Furniture and fixtures	323,988
Leasehold improvements	76,513
	685,491
Less accumulated depreciation and amortization	(487,849)
	$ 197,642

Note 6 - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at June 30, 2015:

Accounts payable	$ 33,358
Accrued expenses and other accrued liabilities	270,816
Accrued commissions payable	1,044,745
	$1,348,919

Note 7 - Deferred Revenue and Accrued Clearing Fees

As part of the clearing agreement entered into with RBC in June 2012, the Company received a cash incentive payment of $3,500,000. In addition, clearing fees of $393,327 were waived for the first 18 months after customer accounts transitioned to RBC. These deferred amounts are reported in the accompanying statement of financial condition and are being amortized on a straight-lined basis over the ten year term of the agreement pursuant to ASC Subtopic 605-50, Customer Payments and Incentives. The unamortized deferred revenue is an allowable credit in the computation of net capital under rule 15c3-1.

Note 8 - Short-Term Bank Loans

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $300,000. Interest is calculated at the bank's prime rate plus 0.5%, with a minimum of 5.00% per annum. The agreement expires on February 28, 2016. It is collateralized by substantially all business assets. At June 30, 2015, there was no unpaid balance outstanding or pledged collateral under this agreement.

Note 9 - Subordinated Debt

For the year ended June 30, 2015, subordinated debt payable to a former stockholder of the Company in the amount of $87,000 was paid in full. The interest rate on this note was 5% per annum, paid on a monthly basis. The note was scheduled to mature on December 17, 2016, and the prepayment on the outstanding balance made on June 30, 2015 was approved by FINRA.

Note 10 - Commitments

The Company leases office space, equipment, computer services, securities research and information services under non-cancelable operating leases expiring at various times through October 2020. Lease payments, including CAM charges, under all leases amounted to approximately $760,000 for the year ended June 30, 2015. Certain leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases as of June 30:

2016	$ 579,927
2017	423,357
2018	342,134
2019	152,442
2020	90,789
2021	29,239

The RBC clearing agreement requires minimum monthly revenues from trade clearance and execution fees, clearing broker portion of managed account fees, and technology and other miscellaneous fees of $30,000 per month.

The Company could be subject to liquidated damages if an election is made to voluntarily terminate the ten-year term of the RBC agreement early for convenience. The amount of the termination fee would be $30,000 for each remaining month of the initial agreement terms. The Company does not anticipate a voluntary termination of the Agreement as of June 30, 2015 and through the date the financial statements were issued.

Note 11 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of total aggregate indebtedness. The Net Capital rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1.

At June 30, 2015, the Company had Net Capital of $2,396,277 which was $2,146,277 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio was .56 to 1, as computed under SEC Rule 15c3-1.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the clearing broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $200,000 (see Note 3).

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note 13 - Employee Benefit Plan

Effective January 1, 2014, the Company established the Smith Moore 401(k) Plan for all employees meeting certain eligibility requirements. The Company contributed 3% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note 14 - Related Party Transactions

The Company paid monthly interest to a former stockholder in accordance with the respective subordinated debt agreement (see Note 9).

Note 15 - Common Stock Transactions

The Company has an employee restricted stock purchase plan. For the year ended June 30, 2015, the Company issued 505 shares of new common stock and 1,095 shares of treasury stock to three existing stockholders for a total purchase price of $318,081.

Note 16 - Contingencies

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance

with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the year ended June 30, 2015 there were no amounts levied against the Company as a result of regulatory assessments and awards.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.